UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 1-35016

SGOCO Group, Ltd.

ROOM 1301, 13/F, GOLDEN CENTRE,

188 DES VOEUX ROAD CENTRAL

HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Hong Kong, April 6, 2017

On April 5, 2017, SGOCO Group, Ltd. (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors named on the signature pages thereto for the sale by the Company of 434,783 of our ordinary shares, and warrants to purchase up to an initial 326,087 of our ordinary shares with an initial exercise price of $2.75 per share. Under the Purchase Agreement, we may offer and sell up to 434,783 ordinary shares to investors for a per share purchase price of $2.30. Warrants to purchase our ordinary shares will be issued to investors in amount equal to 75% of the shares purchased by each investor (the “Investor Warrants”) under the Purchase Agreement. The closing of the sale of the securities under the Purchase Agreement is expected to occur on or before April 12, 2017, subject to satisfaction of customary closing conditions. The securities were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017, and a related prospectus.

FT Global Capital, Inc., is serving as our placement agent in connection with the offering under the Purchase Agreement and will receive warrants to purchase our ordinary shares in an amount equal to 8% of our ordinary shares sold to investors in the offering (the “Placement Agent Warrants”).

The Investor Warrants will be issued as individual warrant agreements to investors, and the Placement Agent warrants will be issued as an individual warrant agreement to the placement agent. The warrants are exercisable beginning on the date of issuance, and at any time up to four years from the date of issuance. Each Warrant represents the right to purchase one ordinary share at an initial exercise price equal to $2.75 per share. The initial exercise price and the amount of shares issuable under the Warrants are subject to adjustment upon the occurrence of certain events; provided that in no event will the exercise price per share be lower than $1.00.

The net proceeds to the Company from the transaction, after deducting the placement agent’s fees and paying estimated offering expenses, is expected to be approximately $877,200. The Company intends to use the net proceeds from the transaction to fund working capital and other general corporate purposes.

The representations, warranties and covenants contained in the Purchase Agreement and Warrants were made solely for the benefit of the parties to the Purchase Agreement and Warrants. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and Warrants and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the Purchase Agreement and form of Warrant are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and Warrants, which subsequent information may or may not be fully reflected in public disclosures.

The form of Purchase Agreement and form of Warrant are filed as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K. The foregoing summary of the terms of the Purchase Agreement and Warrants is subject to, and qualified in its entirety by, the form of Purchase Agreement and form of Warrant, which are incorporated herein by reference.

On April 6, 2017, the Company issued a press release describing the above transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO GROUP, LTD.

Date: April 6, 2017	By:	/s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

10.1	Form of Securities Purchase Agreement, dated April 5, 2017, by and between SGOCO Group, Ltd. and certain investors identified therein.

10.2	Form of Warrant.

99.1	Press release dated April 6, 2017.